Applied Capital, LLC (d/b/a FNEX Capital, LLC)

Financial Statements and Supplemental Information

For the Year End

December 31, 2025

With

Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/25 AND ENDING 12/31/25
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Applied Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Indiana Square, Suite 2252
                              (No. and Street)

Indianapolis	IN	46204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Loren Heger	888-580-2588	lheger@fnex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe
                    (Name – if individual, state last, first, and middle name)

225 West Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Loren Heger   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of   Applied Capital, LLC   , as of December 31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Loren Heger*

Title:
Loren Heger

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Management
Applied Capital, LLC (d/b/a FNEX Capital, LLC)
Indianapolis, Indiana

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Applied Capital, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I and Schedule II ("Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of Applied Capital, LLC's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as Applied Capital, LLC's auditor since 2025.

New York, New York
March 30, 2026

FNEX Capital, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$ 1,690,806
Investments	23,305
Accounts receivable, net	487,584
Prepaid expenses and deposits	154,459
Total assets	$ 2,356,154

Liabilities and Member's Equity

Liabilities

Accounts payable	$ 338,472
Commissions payable	1,227,421
Deferred revenues	15,000
Accrued expenses	41,988
Total liabilities	1,622,881
Member's equity	733,273
Total liabilities and members equity	$ 2,356,154

See accompanying notes to the financial statements

FNEX Capital, LLC
Statement of Operations
For the year Ended December 31, 2025

Revenues

Investment banking fees	$	36,662,159
Mutual fund referral fees		1,883,274
Referral fees		3,024,106
Consulting fees		922,510
Interest income		7,719
Other income		4,643
Other fees & reimbursed expenses		180,145
Total revenues	$	42,684,556

Expenses

Commission expense	$	38,531,473
Referral fees paid to other broker-dealers		990,890
Compensation and benefits		655,088
Licenses and registration		410,195
Professional services		165,336
Occupancy		41,836
IT, data and communications		51,346
Other operating expenses		32,023
Total expenses	$	40,878,187

Net Income	$	1,806,369

See accompanying notes to the financial statements

FNEX Capital, LLC
Statement of Changes in Member's Equity
For the year Ended December 31, 2025

Balance at January 1, 2025	$	676,904
Net Income		1,806,369
Member's distribution		(1,750,000)
Balance at December 31, 2025	$	733,273

See accompanying notes to the financial statements

FNEX Capital, LLC
Statement of Cash Flows
For the year Ended December 31, 2025

Cash Flows from Operating Activities:	
Net Income	$ 1,806,369
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Accounts receivable, net	112,111
Investments	(23,305)
Prepaid expenses and deposits	(48,779)
Accounts payable	274,369
Commissions payable	109,773
Due to affiliate	15,496
Net Cash Provided by Operating Activities	2,246,036
Cash Used in Financing Activities:	
Members distributions	(1,750,000)
Net Increase in Cash and Cash Equivalents	496,034
Cash and Cash Equivalents, Beginning of Year	1,194,772
Cash and Cash Equivalents, End of Year	$ 1,690,806

See accompanying notes to the financial statements

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business:</u> Applied Capital, LLC (the "Company"), which conducts business under the name FNEX Capital, LLC, is an Indiana Limited Liability Company which organized in June of 2012 and was approved to begin operations as a broker-dealer in January of 2014.   The Company is an independent registered broker-dealer and subject to regulation by the U.S. Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC) and various states. The Company engages in the business of private placements, investment banking, and mutual funds referrals.

The Company is a wholly-owned subsidiary of FNEX, LLC ("Parent" or "Member").

<u>Basis of Presentation:</u> The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company complies with the accounting and reporting requirements under the FASB ASC Topic 940, Financial Services-Broker and Dealers.

<u>Income Taxes</u>: The Company has elected to be a Limited Liability Company taxed as a partnership under Internal Revenue Code (the "Code") regulations and is treated as a disregarded entity. Therefore, the income or losses of the Company flow through to and are taxable to its Parent, and no liability for income taxes is reflected in the accompanying financial statements.

The Company complies with the provisions of ASC Topic 740 Income Taxes. Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company's Member filed federal and various state income tax returns. The Company's Member is no longer subject to US Federal and State income tax examinations by tax authorities for years before 2022.

<u>Use of Estimates:</u> The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents:</u> For the purpose of the statement of cash flows, the Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

<u>Concentration of Credit Risk:</u> The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed Federal Deposit Insurance Corporation (FDIC) insured limits of $250,000 per depositor. No losses have been incurred to date.

<u>Financial Instruments</u>:

The Company's financial instruments include cash, accounts receivable, and accounts payable, the carrying amounts of which approximate fair value due to their short-term nature.

The Company also holds equity securities, which are recorded at fair value in accordance with ASC 820, *Fair Value Measurement*. Changes in fair value are recognized in earnings as unrealized gains and losses. Realized gains and losses are recognized upon disposition of the securities.

The Company may receive non-cash consideration, including equity securities, in exchange for services. Such consideration is recorded as revenue at fair value on the trade date, with a corresponding financial instrument recorded at fair value.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivables and Allowance for Credit Losses: Accounts Receivable are uncollateralized customer obligations generally requiring payment within 30 days from the invoice date and which do not bear interest. Accounts receivable are recorded at invoiced amounts. The Company has historically experienced minimal credit losses, and management determined there were no expected credit losses at December 31, 2025. Management monitors the Company's accounts receivable for any changes in credit risk and would record an allowance against accounts receivable if credit losses were expected.

Revenue Recognition: ASC Topic 606, "Revenue from Contracts with Customers", core principle is that an entity, should recognize revenue when it transfers promised goods or services performed to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 prescribes a five-step process to accomplish this core principle, including:

· Identification of the contract with the customer;
· Identification of the performance obligation(s) under the contract;
· Determination of transaction price;
· Allocation of the transaction price to the identified performance obligation(s); and
· Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Private Placements of Debt and Equity: The Company as an agent of the issuer presents to prospective investors a private placement memorandum ("PPM") from the issuer and subscription agreement. The Company or other broker-dealers collects consideration from the issuer when 1) an investor executes a subscription agreement, 2) the investor then delivers funds to the issuer, and 3) the issuer accepts the investor. Revenue is based on a percentage of the transaction amount. Revenue is recognized when the capital commitment by the investor has been accepted by the issuer. The performance obligation has been fulfilled at this point in time and is when the risk and rewards has been transferred.

Mutual Fund Commissions and Fees: The Company contracts with various mutual fund advisers to provide marketing services for funds. For compensation specified in the agreements, the Company presents to interested investors a prospectus from funds and subscription agreement. Asset-based fees earned by the Company are variable because amounts are dependent on the terms and conditions accepted and reported by the fund. Commissions and fees reported relate to specific investors shares purchased, market values at points in time, trailing commissions, fee reversals based on investor withdrawals, and other fees. Generally, agreements require reporting and payment of Company commissions and fees by fund advisors within thirty days after the previous month's end. Contractually, commissions and fees are considered uncertain and unearned until reported.

Cost to Obtaining or Fulfilling a Contract: The Company pays sales commission to its registered representatives for all the services provided above. Management does not believe that there are costs related directly to the contract with the issuer or that the costs are expected to be recovered. Therefore, sales commission are expensed as incurred.

Securities transactions are recorded on the trade date as transactions occur. Investment banking revenue includes fees earned from providing merger and acquisition, private placement, and other advisory services to clients. Securities transactions from mutual funds are recorded in the period the sales occur on a trade date basis and the mutual fund trail fees are recorded in the period the fee is calculated. Referral fees include referring buyers to sellers or vice versa for introduction in private securities transactions. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction. Related commissions expense to registered representatives is recognized in the same period in which revenue is recognized.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Revenue: Deferred revenue arising from non-refundable retainers and mutual fund contracts are recognized as revenues when considered earned, which generally occurs upon consummation of a transaction.

Recently adopted accounting standards: The FASB issued new guidance in FASB ASC Topic 280, Segment Reporting, as amended by the FASB Accounting Standards Update (ASU) No. 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures* (ASU-2023-07), which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements. The new guidance does not change how a public entity identifies its operating segments, aggregates those operating segments or applies the quantitative thresholds to determine its reportable segments. The guidance in FASB ASU-2023-07 is effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all periods presented in the financial statements. ASU 2023-07 was adopted by the Company in the current year.

Subsequent Events: Subsequent events were evaluated by management through March 12, 2026, the date the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 1), which requires the Company to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change daily. As of December 31, 2025, the Company had net capital and net capital requirements of $543,782 and $107,192 respectively and excess net capital of $436,590. The net capital rule may effectively restrict the withdrawal of member's equity.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with the Parent to whom it pays certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage.

For the year ended December 31, 2025, allocated expenses under the agreement amounted to $796,001 and can be found on the accompanying statement of operations under compensation and benefits, IT, data, and communication, occupancy, professional services, and operating expenses. $117,004 of the Accounts Payable balance on the accompanying statement of financial condition arose from this services agreement.

NOTE 4 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation that the Company believes to be material at December 31, 2025.

NOTE 5 – INDEMNIFICATIONS

The Company's broker-dealer agreements may include indemnification provisions that could limit our potential litigation liability. These provisions generally require counterparties to indemnify us for certain losses, damages, or expenses arising from specific claims or legal proceedings, subject to applicable legal and regulatory limitations. While such provisions are designed to mitigate financial exposure, they do not eliminate all potential liabilities, and there can be no assurance that indemnification will be available in all circumstances.

NOTE 6 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including referral fees, investment banking, investment advisory, and mutual fund fees. The Company has identified its managing principal as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

FNEX Capital, LLC
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission Act of 1934
as of December 31, 2025

Net Capital:

Total members equity qualified for net capital	$	733,273
Deduction for non-allowable assets:		
Accounts receivable, net		34,563
Prepaid expenses and deposits		154,459
Net Capital before haircuts	$	544,251
Less haircuts		469
Net capital		543,782
Minimum net capital required (greater of $5,000 or 6 $2/3$% of aggregate indebtedness)		107,192
Excess net capital	$	436,590
Aggregate indebtedness (ai), net of non-ai liabilities of $15,000	$	1,607,881
Percentage of aggregate indebtedness to net capital		295%

Reconciliation with the Company's computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2025

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2025 and net capital as of reported above.

See accompanying notes to the financial statements

FNEX Capital, LLC

Schedule II

The Company operates as a broker-dealer engaged solely in private placement of securities, broker or dealer selling tax shelters or limited partnerships in primary distributions, and the Company may refer investors to unaffiliated third party broker-deals for general securities and investment banking business for which it may receive referral fee; the Company does not carry customer accounts or hold customer funds or securities. Accordingly, the Company does not claim exemption under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended.

Because the Company does not receive, hold, or maintain custody of customer funds or securities, it is not subject to the reserve computation requirements of Rule 15c3-3 and, therefore, no computation of the reserve requirement is presented.

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

March 26, 2026

Crowe LLP
225 West Wacker Drive, Suite 2600
Chicago, IL 60606-1224

To Whom it May Concern:

We, as members of management of FNEX, LLC. (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule I5c3-3 (i.e., paragraph (k)(l), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving private placement of securities, broker or dealer selling tax shelters or limited partnerships in primary distributions and the Company may refer investors to unaffiliated third party broker-deals for general securities and investment banking business for which it may receive referral fee activity throughout the year ended December 31, 2025 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2025 to December 31, 2025 without exception.

Signed: Loren Heger

Name: Loren Heger

Title: Managing Principal



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Applied Capital, LLC (the "Company") stated that it does not claim an exemption under paragraph (k) of 17 C.F.R § 15c3-3 and (2) the Company is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, broker or dealer selling tax shelters or limited partnerships in primary distributions and the Company may refer investors to unaffiliated third party broker-deals for general securities and investment banking business for which it may receive referral fee; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) during the year ended December 31, 2025, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in of Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
March 30, 2026